Exhibit 99.1

News From

REGENCY TOWERS, 1415 W. 22ND ST., OAK BROOK, ILLINOIS 60523

FOR IMMEDIATE RELEASE

Federal Signal Reports 10% Increase in Net Sales and $0.07 Earnings per Share for Third Quarter

Oak Brook, IL, Nov. 9, 2012 – Federal Signal Corporation (NYSE:FSS), a leader in environmental and safety solutions, today reported results for the third quarter ended September 30, 2012.

•	Q3 earnings from continuing operations of $0.07 per share versus $0.05 last year;

•	Q3 2012 results include ($0.03) per share impact of non-cash debt settlement charges;

•	Year-to-date earnings per share from continuing operations of $0.28 compared to $0.11 for the same period in 2011;

•	Q3 operating income from continuing operations increased to $12.4 million, a 46% increase over the prior year;

•	Q3 net sales of $185 million, up 10% from the prior year;

•	Backlog increased to $326 million, a 28% increase over the same prior year period, and orders declined 4% versus the same prior year period;

•	Sale proceeds from the FSTech divestiture used to pay down debt by $75 million, creating the opportunity to substantially reduce interest expense through refinancing in 2013.

Dennis J. Martin, President and Chief Executive Officer, stated, “We are beginning to reap the rewards of our 80/20 initiatives. Our commitment to profitable growth is evidenced by our 6.7% operating margin in the quarter, up from 5.1% during the same prior year period.” Mr. Martin continued, “The third quarter marked both continued improvement in our income statement and fundamental restructuring of our balance sheet, the combined effect of which will build our shareholders’ value over the long term.”

Orders increased $26.3 million or 4% for the nine months ended September 30, 2012 and were $187.7 million and $194.9 million for the three months ended September 30, 2012 and 2011, respectively. In the three months ended September 30, 2012, U.S. orders increased $3.4 million or 3%, and non-U.S. orders decreased $10.6 million or 13% compared to the prior-year periods. In the nine months ended September 30, 2012, U.S. orders increased $30.3 million or 9%, and non-U.S. orders decreased $4.0 million or 2%, compared to the prior-year periods.

Net sales increased $17.2 million or 10% and $91.8 million or 19% for the three and nine months ended September 30, 2012, respectively, compared to the respective prior-year periods, primarily as a result of increased shipments across most segments, favorable product mix and minor price increases, partially offset by lower export sales to certain Asian customers and unfavorable currency impacts.

Operating income increased $3.9 million or 46% and $16.8 million or 77% in the three and nine months ended September 30, 2012, respectively, compared to the respective prior-year periods. The increase in operating income was primarily a result of higher sales volume and an overall favorable change in product mix.

Interest expense increased $0.7 million and $3.8 million for the three and nine months ended September 30, 2012, respectively, compared to the respective prior year periods, primarily due to an increase in interest rates on the Company’s debt financing agreements entered into in February 2012, partially offset by interest expense allocated to discontinued operations of $1.7 million and $4.8 million for the three and nine months ended September 30, 2012.

Loss from discontinued operations and disposal, net of tax was $19.1 million and $0.9 million for the three months ended September 30, 2012 and 2011, respectively, and $49.4 million and $5.6 million for the nine months ended September 30, 2012 and 2011, respectively.

Mr. Martin concluded, “We are committed to long-term margin expansion and continued gains in shareholder value in 2013, but we are aware of the impact global economic challenges can have on demand and are prepared to act as conditions warrant.”

GROUP RESULTS

Safety and Security Systems

The following table summarizes the Safety and Security Systems Group’s operating results as of and for the three and nine-month periods ended September 30, 2012 and 2011, respectively:

	Three months ended September 30,			Nine months ended September 30,
($ in millions)	2012	2011	Change	2012	2011	Change
Orders	$57.1	$57.4	$(0.3)	$182.1	$170.9	$11.2
Backlog	38.7	27.8	10.9	38.7	27.8	10.9
Net sales	57.8	52.0	5.8	173.2	161.0	12.2
Operating income	7.8	4.4	3.4	18.7	15.9	2.8
Operating margin	13.5%	8.5%	5.0%	10.8%	9.9%	0.9%
Depreciation and amortization	$1.0	$1.1	$(0.1)	$3.2	$3.3	$(0.1)

Orders of $57.1 million in the third quarter decreased $0.3 million compared to the same quarter in 2011. U.S. orders increased $2.8 million due to improved municipal spending in the police, fire and outdoor warning markets and improvement in the industrial market. Non-U.S. orders declined $3.1 million primarily due to a $2.1 million order cancellation and weak demand in the European and export markets. Orders increased $11.2 million or 7% for the nine months ended September 30, 2012 compared to the respective prior-year period. U.S. orders increased $16.7 million, primarily as a result of increased municipal and governmental spending and strong industrial demand. Non-U.S. orders decreased $5.5 million, driven primarily by weak demand in European and Asian markets.

Net sales increased $5.8 million for the three months ended September 30, 2012 compared to the respective prior-year period. Higher industrial sales of $4.0 million, improved domestic municipal shipments of $2.3 million, market share gains in the police market of $1.9 million and higher mining product sales of $1.1 million were partially offset by lower exports of $2.0 million and exchange rate impacts of 2.5% of sales. Net sales increased $12.2 million or 8% for the nine months ended September 30, 2012 compared to the respective prior-year period. U.S. sales grew by $4.0 million due to market share gains in police and fire markets, $2.6 million due to increased warning system shipments, $1.4 million due to strong industrial sales, and minor price increases. International sales were lower by $4.2 million due to lower export sales to certain Asian customers and unfavorable currency impacts of approximately 2.0% of sales.

Operating income increased $3.4 million for the three months ended September 30, 2012 compared to the respective prior-year period, primarily due to higher sales volumes as well as higher gross profit, which more than offset higher operating expenses to support the higher sales levels. Operating income increased $2.8 million for the nine months ended September 30, 2012 compared to the respective prior-year period due to higher sales of $12.2 million, slight price increases in several divisions, and lower warranty expense of $0.4 million and the other reductions in cost of sales noted above, which were partially offset by higher charges for inventory reserves of $2.0 million. Improvements in gross margin were partially offset by higher operating expenses to support higher sales levels. In addition, the Safety and Security Systems Group recorded $0.9 million of restructuring charges in the nine months ended September 30 2012, while no restructuring charges were recorded during the respective prior year period.

Fire Rescue

The following table summarizes the Fire Rescue Group’s operating results as of and for the three and nine-month periods ended September 30, 2012 and 2011, respectively:

	Three months ended September 30,			Nine months ended September 30,
($ in millions)	2012	2011	Change	2012	2011	Change
Orders	$34.7	$42.0	$(7.3)	$112.3	$108.8	$3.5
Backlog	101.3	95.7	5.6	101.3	95.7	5.6
Net sales	25.6	22.2	3.4	90.7	68.1	22.6
Operating income	1.9	0.2	1.7	4.4	1.7	2.7
Operating margin	7.4%	0.9%	6.5%	4.9%	2.5%	2.4%
Depreciation and amortization	$0.6	$0.7	$(0.1)	$1.9	$1.9	$—

Orders of $34.7 million in the third quarter decreased $7.3 million compared to the same quarter in 2011. The decrease is due to a decline in the average order size for fire-lift products from customers in Asia compared to the prior year, when chassis orders were steadily on the rise. Orders increased $3.5 million for the nine months ended September 30, 2012 compared to the respective prior-year period, primarily as result of strong demand for fire-lift products in Asia and strong demand for industrial and rental products in Australia.

Net sales increased $3.4 million and $22.6 million for the three and nine months ended September 30, 2012 compared to the respective prior-year periods. For the three months ended September 30, 2012, net sales increased $4.8 million as a result of increased Asian and Australian business together with some increased shipments to European markets, and $1.6 million of higher pricing attributable to sales commissions, partially offset by unfavorable currency impacts of $3.2 million. The strong backlog and improvements in manufacturing processes also contributed to the growth in sales. Year-to-date, net sales increased $22.6 million, primarily due to sales volumes of $24.5 million, higher pricing attributable to sales commissions of $3.3 million, and a favorable product mix of $4.3 million, partially offset by unfavorable currency impacts of $9.4 million.

Operating income increased $1.7 million and $2.7 million for the three and nine months ended September 30, 2012, compared to the respective prior-year periods. For the three months ended September 30, 2012, operating income increased due to higher sales volumes of $1.0 million, and improved product mix into higher margin products of $1.4 million, partially offset by higher Selling, General, and Administrative (“SG&A”) expenses of $0.5 million and unfavorable currency impacts of $0.2 million. For the nine months ended September 30, 2012, compared to the respective prior-year period, operating income increased primarily due to higher sales volumes of $5.3 million, partially offset by higher SG&A expenses of $1.5 million, unfavorable product mix of $0.7 million, and unfavorable currency impacts of $0.5 million.

Environmental Solutions

The following table summarizes the Environmental Solutions Group’s operating results as of and for the three and nine-month periods ended September 30, 2012 and 2011, respectively:

	Three months ended September 30,			Nine months ended September 30,
($ in millions)	2012	2011	Change	2012	2011	Change
Orders	$95.9	$95.5	$0.4	$323.9	$312.3	$11.6
Backlog	185.9	130.3	55.6	185.9	130.3	55.6
Net sales	101.6	93.6	8.0	321.6	264.6	57.0
Operating income	9.3	7.7	1.6	33.8	17.8	16.0
Operating margin	9.2%	8.2%	1.0%	10.5%	6.7%	3.8%
Depreciation and amortization	$1.3	$1.3	$—	$3.9	$3.8	$0.1

Orders increased $0.4 million for the three months ended September 30, 2012 compared to the respective prior-year period. U.S. orders increased $0.1 million from the prior-year period primarily due to increases in sewer cleaners of $6.1 million, sweepers of $6.0 million, and waterblasters of $0.8 million, partially offset by declines in vacuum trucks of $12.5 million. Non-U.S. orders increased $0.3 million from the prior-year period due to market increases in Canada and Asia, partially offset by declines in Mexico and Europe. Year-to-date orders of $323.9 million were up from the previous year by $11.6 million, or 4%. U.S. orders were up 4%, or $11.6 million, primarily as a result of increases in orders for municipal sewer cleaners of $13.8 million, waterblasters of $5.8 million, and sweepers of $2.0 million, partially offset by declines in industrial orders of $11.2 million. Non-U.S. orders remained flat at $63.9 million compared to the prior year.

Net sales increased $8.0 million and $57.0 million for the three and nine months ended September 30, 2012 compared to the respective prior-year periods. U.S. sales increased $3.0 million for the three months primarily resulting from municipal sewer cleaner shipments, which is consistent with the increased order volume. Non-U.S. sales for the three months were up $5.0 million due to strength in Canada, partially offset by declines in Europe and Mexico. U.S. sales for the nine months were up $44.7 million due to increases across all product lines. Non-U.S. sales for the nine months were up $12.3 million resulting from large backlogs, despite flat non-U.S. orders.

Operating income increased $1.6 million and $16.0 million for the three and nine months ended September 30, 2012, compared to the respective prior-year periods. Operating income increases are a result of higher gross margins of $2.0 million and $17.5 million, respectively, partially offset by increased SG&A expenses of $0.4 million and $1.5 million, respectively. The increase in SG&A expenses relates to additional commission expenses associated with increased orders.

Corporate Expenses

Corporate expenses were $6.6 million and $3.8 million for the three months ended September 30, 2012 and 2011, respectively. The increase primarily was due to higher incentive compensation expense of $1.1 million in 2012 and a $1.3 million reduction in an insurance reserve associated with carrier paid claims in 2011.

Corporate expenses were $18.4 million and $13.8 million for the nine months ended September 30, 2012 and 2011, respectively. The increase primarily was due to higher incentive compensation expense of $2.8 million and a $1.3 million reduction in an insurance reserve associated with carrier-paid claims in 2011.

Corporate expenses included depreciation and amortization expense of $0.1 million and $0.6 million for the three and nine months ended September 30, 2012, respectively, and $0.0 million and $0.6 million for the comparable periods in 2011, respectively.

CONFERENCE CALL

Federal Signal will host its third quarter conference call on Friday, November 9, 2012 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com A replay will be available on Federal Signal’s website shortly after the call.

About Federal Signal

Federal Signal Corporation (NYSE: FSS) enhances the safety, security and well-being of communities and workplaces around the world. Founded in 1901, Federal Signal is a leading global designer and manufacturer of products and total solutions that serve municipal, governmental, industrial and institutional customers. Headquartered in Oak Brook, IL, with manufacturing facilities worldwide, the Company operates three groups: Safety and Security Systems, Fire Rescue, and Environmental Solutions. For more information on Federal Signal, visit: http://www.federalsignal.com

This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.

Contact: Braden Waverley +1-630-954-2000, bwaverley@federalsignal.com

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

	Three months ended September 30,		Nine months ended September 30,
(in millions, except per share data)	2012	2011	2012	2011
Net sales	$185.0	$167.8	$585.5	$493.7
Cost of sales	139.4	131.3	445.4	384.0

Gross profit	45.6	36.5	140.1	109.7
Selling, engineering, general and administrative	33.2	28.0	100.8	88.0
Restructuring charge	—	—	0.8	—

Operating income	12.4	8.5	38.5	21.7
Interest expense	5.2	4.5	15.7	11.9
Debt settlement charges	1.9	—	3.5	—
Other (income) expense, net	(0.1)	0.5	0.2	0.4

Income before income taxes	5.4	3.5	19.1	9.4
Income tax expense	(1.0)	(0.2)	(1.9)	(2.8)

Income from continuing operations	4.4	3.3	17.2	6.6
Loss from discontinued operations and disposal, net of income tax benefit of $2.9, $0.3, $3.5 and $0.3, respectively	(19.1)	(0.9)	(49.4)	(5.6)

Net (loss) income	$(14.7)	$2.4	$(32.2)	$1.0

Basic and diluted earnings (loss) per share:
Income from continuing operations	$0.07	$0.05	$0.28	$0.11
Loss from discontinued operations and disposal, net of tax	(0.31)	(0.01)	(0.79)	(0.09)

(Loss) earnings per share	$(0.24)	$0.04	$(0.51)	$0.02

Weighted average common shares outstanding:
Basic	62.4	62.2	62.3	62.2
Diluted	63.0	62.2	62.6	62.2
Cash dividends declared per share of common stock	$—	$—	$—	$—

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2012	December 31, 2011
(in millions, except per share data)	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$9.1	$9.5
Restricted cash	1.5	—
Accounts receivable, net of allowances for doubtful accounts of $2.4 and $2.4, respectively	99.4	105.0
Inventories	129.5	104.3
Other current assets	20.7	18.7
Current assets of discontinued operations	1.3	131.9

Total current assets	261.5	369.4
Properties and equipment, net	58.8	60.0
Other assets
Goodwill	271.0	270.6
Intangible assets, net	1.0	1.8
Deferred charges and other assets	13.3	2.0
Long-term assets of discontinued operations	1.6	2.9

Total assets	$607.2	$706.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	$2.0	$9.0
Current portion of long-term borrowings and capital lease obligations	6.1	0.1
Accounts payable	50.9	49.5
Customer deposits	15.6	14.4
Deferred revenue	3.0	2.9
Accrued liabilities
Compensation and withholding taxes	21.1	18.7
Other	36.6	34.0
Current liabilities of discontinued operations	15.8	35.7

Total current liabilities	151.1	164.3
Long-term borrowings and capital lease obligations, less current portion	151.8	213.1
Long-term pension and other postretirement liabilities	63.3	74.1
Deferred gain	19.9	21.4
Deferred tax liabilities	42.0	36.0
Other long-term liabilities	13.9	14.5
Long-term liabilities of discontinued operations	6.7	8.6

Total liabilities	448.7	532.0
Shareholders’ equity
Common stock, $1 par value per share, 90.0 million shares authorized, 63.4 million and 63.1 million shares issued, respectively	63.4	63.1
Capital in excess of par value	170.0	167.7
Retained earnings	4.2	36.4
Treasury stock, 0.9 million and 0.9 million shares, respectively, at cost	(16.4)	(16.1)
Accumulated other comprehensive loss	(62.7)	(76.4)

Total shareholders’ equity	158.5	174.7

Total liabilities and shareholders’ equity	$607.2	$706.7

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	Nine months ended September 30,
($ in millions)	2012	2011
Operating activities
Net (loss) income	$(32.2)	$1.0
Adjustments to reconcile net loss to net cash (used for) provided by operating activities
Loss on discontinued operations and disposal	49.4	5.6
Depreciation and amortization	9.6	9.6
Debt settlement charges	3.5	—
Stock-based compensation expense	2.1	1.6
Pension expense, net of funding	(6.2)	1.5
Restructuring charge	0.8	—
Deferred income taxes	2.6	2.1
Changes in other operating assets and liabilities	(10.8)	(9.0)

Net cash provided by continuing operating activities	18.8	12.4
Net cash used for discontinued operating activities	(21.1)	(11.6)

Net cash (used for) provided by operating activities	(2.3)	0.8
Investing activities
Purchases of properties and equipment	(9.2)	(10.6)
Proceeds from sales of properties, plant and equipment	1.3	1.2
Proceeds from sale of FSTech Group	82.1	—
Increase in restricted cash	(1.5)	—

Net cash provided by (used for) continuing investing activities	72.7	(9.4)
Net cash provided by discontinued investing activities	—	—

Net cash provided by (used for) investing activities	72.7	(9.4)
Financing activities
Reduction in debt outstanding under revolving credit facilities	(173.1)	(28.6)
Proceeds on short-term borrowings	50.9	48.5
Payments on short-term borrowings	(58.5)	(42.4)
Proceeds from issuance of long-term borrowings	215.0	—
Payments on long-term borrowings	(99.4)	(12.3)
Payments of debt financing fees	(6.9)	(2.3)
Cash dividends paid to shareholders	—	(3.7)
Other, net	2.3	0.7

Net cash used for continuing financing activities	(69.7)	(40.1)
Net cash used for discontinued financing activities	(0.9)	(0.3)

Net cash used for financing activities	(70.6)	(40.4)

Effects of foreign exchange rate changes on cash and cash equivalents	(0.2)	0.1

Decrease in cash and cash equivalents	(0.4)	(48.9)
Cash and cash equivalents at beginning of period	9.5	62.1

Cash and cash equivalents at end of period	$9.1	$13.2